                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                         DATA RESEARCH ASSOCIATES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                            MCGUIRE ACQUISITION INC.

                                SIRSI CORPORATION

                              SIRSI HOLDINGS CORP.
--------------------------------------------------------------------------------
                       (Names of Filing Persons (offeror))

                          COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237853106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Larry D. Smith, Chief Financial Officer
                            McGuire Acquisition Inc.
                              c/o SIRSI Corporation
                            101 Washington Street, SE
                         Huntsville, Alabama 35801-4827
                            Telephone: (256) 704-7000

                                 with copies to:

                             Adam K. Weinstein, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza, 27th Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
                 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            ------------------------


                            CALCULATION OF FILING FEE

================================================================================
      TRANSACTION VALUATION                     AMOUNT OF FILING FEE

        $50,146,119.00 (1)                       $10,029.22 (2)(3)
================================================================================


      (1) Estimated for purposes of calculating the amount of filing fee only. The amount assumes (i) the purchase of 4,500,204 shares of common stock, par value $0.01 per share, of Data Research Associates, Inc., at a price per share of $11.00 in cash, (ii) the purchase of 84,000 options at an average price of $4.62 per share and (iii) the purchase of one warrant for 50,000 shares at a purchase price of $5.125 per share. The purchase price for each of the options and the warrant represents the difference between the exercise price of such option or warrant and $11.00. The numbers of shares, options and warrants described in items (i), (ii) and (iii) of the preceding sentence represent all of the outstanding shares, options and warrants of Data Research Associates, Inc.

      (2)   Calculated as 1/50th of 1% of the transaction value.

      (3)   Wired to the SEC's lockbox account on July 24, 2001.

/ / Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:...............................None

      Filing Parties:.......................................Not Applicable

      Form or Registration No.:.............................Not Applicable

      Date Filed: ..........................................Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      /X/   third-party tender offer subject to Rule 14d-1.

      / /   issuer tender offer subject to Rule 13e-4.

      / /   going-private transaction subject to Rule 13e-3.

      /X/   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

CUSIP No. 237853106


--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       McGuire Acquisition Inc.
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)

           BK, SC
--------------------------------------------------------------------------------
  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)

--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------

    Number of                7.     Sole Voting Power
    Shares                             0
    Beneficially             ---------------------------------------------------
    Owned by                 8.     Shared Voting Power
    Each Reporting                    2,569,897
    Person With              ---------------------------------------------------
                             9.     Sole Dispositive Power
                                       0
                             ---------------------------------------------------
                            10.     Shared Dispositive Power
                                      2,569,897
--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            2,569,897
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)

            57.1%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

CUSIP No. 237853106


--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           SIRSI Holdings Corp.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)

               BK, SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------

  Number of                7.     Sole Voting Power
  Shares                             0
  Beneficially             -----------------------------------------------------
  Owned by                 8.     Shared Voting Power
  Each Reporting                    2,569,897
  Person With              -----------------------------------------------------
                           9.     Sole Dispositive Power
                                     0
                           -----------------------------------------------------
                          10.     Shared Dispositive Power
                                    2,569,897
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

               2,569,897
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

               57.1%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

               HC
--------------------------------------------------------------------------------

CUSIP No. 237853106


--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           SIRSI Corporation
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)

               BK, SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------

  Number of                7.     Sole Voting Power
  Shares                             0
  Beneficially             -----------------------------------------------------
  Owned by                 8.     Shared Voting Power
  Each Reporting                    2,569,897
  Person With              -----------------------------------------------------
                           9.     Sole Dispositive Power
                                     0
                           -----------------------------------------------------
                          10.     Shared Dispositive Power
                                    2,569,897
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

               2,569,897
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

               57.1%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

               CO
--------------------------------------------------------------------------------

CUSIP No. 237853106


--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           CEA Capital Partners USA, L.P.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)

               BK, SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------

  Number of                7.     Sole Voting Power
  Shares                             0
  Beneficially             -----------------------------------------------------
  Owned by                 8.     Shared Voting Power
  Each Reporting                    2,569,897
  Person With              -----------------------------------------------------
                           9.     Sole Dispositive Power
                                     0
                           -----------------------------------------------------
                          10.     Shared Dispositive Power
                                    2,569,897
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

               2,569,897
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

               57.1%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

               PN
--------------------------------------------------------------------------------

CUSIP No. 237853106


--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           CEA Capital Partners USA CI, L.P.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)

               BK, SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

               Cayman Islands
--------------------------------------------------------------------------------

  Number of                7.     Sole Voting Power
  Shares                             0
  Beneficially             -----------------------------------------------------
  Owned by                 8.     Shared Voting Power
  Each Reporting                    2,569,897
  Person With              -----------------------------------------------------
                           9.     Sole Dispositive Power
                                     0
                           -----------------------------------------------------
                          10.     Shared Dispositive Power
                                    2,569,897
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

               2,569,897
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

               57.1%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

               PN
--------------------------------------------------------------------------------

CUSIP No. 237853106


--------------------------------------------------------------------------------
   1.      Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           CEA Investment Partners, L.P.
--------------------------------------------------------------------------------
   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  [X]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------
   3.      SEC Use Only

--------------------------------------------------------------------------------
   4.      Source of Funds (See Instructions)

               BK, SC
--------------------------------------------------------------------------------
   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
   6.      Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------

  Number of                7.     Sole Voting Power
  Shares                             0
  Beneficially             -----------------------------------------------------
  Owned by                 8.     Shared Voting Power
  Each Reporting                    2,569,897
  Person With              -----------------------------------------------------
                           9.     Sole Dispositive Power
                                     0
                           -----------------------------------------------------
                          10.     Shared Dispositive Power
                                    2,569,897
--------------------------------------------------------------------------------
11.        Aggregate Amount Beneficially Owned by Each Reporting Person

               2,569,897
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.        Percent of Class Represented by Amount in Row (11)

               57.1%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

               PN
--------------------------------------------------------------------------------

                        --------------------------------


ITEM 1. SUMMARY TERM SHEET.

      The information set forth in "Summary Term Sheet" in the Offer to Purchase, dated July 25, 2001 (the "Offer to Purchase") of McGuire Acquisition Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of SIRSI Corporation, a Delaware corporation, a wholly owned subsidiary of SIRSI Holdings Corp., a Delaware corporation (the "Parent"), a copy of which is attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is Data Research Associates, Inc., a Missouri corporation ("DRAI"). DRAI's principal executive office is located at 1276 North Warson Road, P.O. Box 8495, St. Louis, Missouri 63132-1806, and its telephone number is (314) 432-1100. The information set forth under "The Tender Offer--Information Concerning DRAI" in the Offer to Purchase is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of DRAI, for $11.00 per share, net to seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits
            (a)(1)(A) and (a)(1)(B), respectively. The information set forth in "Summary Term Sheet," "Introduction," and "The Tender Offer--Price Range Of DRAI's Common Stock" in the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in "The Tender Offer--Price Range Of DRAI's Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      The names of the filing persons are McGuire Acquisition Inc., SIRSI Corporation and SIRSI Holdings Corp. The information set forth in "Introduction," "The Tender Offer--Information Concerning Us, Our Parent And SIRSI Corporation", and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      The information set forth in "The Tender Offer--Terms Of Our Offer; Expiration Date," "The Tender Offer--Purposes, Effects And Plans," "The Tender Offer--Acceptance For Payment And Payment For Shares," "The Tender Offer--Procedures For Accepting Our Offer And Tendering Shares," "The Tender Offer--Withdrawal Rights," "The Tender Offer--Material Federal Income Tax Consequences," "The Tender Offer--Price Range Of DRAI's Common Stock," "The Tender Offer--Possible Effects Of Our Offer On The Market For The Shares; Nasdaq Listing; Margin Regulations And Exchange Act Registration," "The Tender Offer--Information Concerning DRAI," "The Tender Offer--Information Concerning Us, Our Parent And SIRSI Corporation," "The Tender Offer--Source And Amount Of Funds," "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreements; Confidentiality Agreement," "The Tender Offer--Conditions Of Our Offer," "The Tender Offer--Legal Matters And Regulatory Approvals," "The Tender Offer--State Takeover Laws," "The Tender Offer--Rights Of Dissenting Shareholders," "The Tender Offer--Fees And Expenses" and "The Tender Offer--Miscellaneous" in the Offer to Purchase and in the cover page to the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The information set forth in "The Tender Offer--Background Of Our Offer, Contacts with DRAI, Negotiations And Agreements," "The Tender Offer-- Merger Agreement; Support Agreement; Employment Agreements; Confidentially Agreement" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      The information set forth in "Summary Term Sheet," "Introduction," "The Tender Offer--Purposes, Effects And Plans," "The Tender Offer--Terms Of Our Offer; Expiration Date," "The Tender Offer--Price Range Of DRAI's Common Stock," "The Tender Offer--Merger Agreement; Support Agreement; Employment
Agreements; Confidentiality Agreement," and "The Tender Offer--Possible
Effects Of Our Offer On The Market For The Shares; Nasdaq Listing; Margin Regulations And Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in "Summary Term Sheet," "Introduction," and "The Tender Offer--Source And Amount Of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

      The information set forth in "The Tender Offer--Information Concerning Us, Our Parent And SIRSI Corporation" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      The information set forth in "The Tender Offer--Fees And Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

      The information set forth in (a) "Summary Term Sheet," "Introduction," "The Tender Offer--Background Of Our Offer; Contacts with DRAI, Negotiations And Agreements," "The Tender Offer--Purposes, Effects And Plans," "The Tender Offer--Terms Of Our Offer; Expiration Date," "The Tender Offer--Acceptance
For Payment And Payment For Shares," "The Tender Offer--Procedures For Accepting Our Offer And Tendering Shares," "The Tender Offer--Withdrawal Rights," "The Tender Offer--Material Federal Income Tax Consequences," "The Tender Offer--Price Range Of DRAI's Common Stock," "The Tender Offer--Information Concerning DRAI," "The Tender Offer--Information Concerning Us, Our Parent And SIRSI Corporation," "The Tender Offer--Source And Amount
Of Funds," "The Tender Offer--Possible Effects Of Our Offer On The Market For The Shares; Nasdaq Listing; Margin Regulations And Exchange Act Registration," "The Tender Offer--Merger Agreement; Support Agreement; Employment
Agreements; Confidentiality Agreement," "The Tender Offer--Conditions Of Our Offer," "The Tender Offer--Legal Matters and Regulatory Approvals," "The Tender Offer--State Takeover Laws," "The Tender Offer--Rights Of Dissenting Shareholders," "The Tender Offer--Fees and Expenses," and "The Tender Offer--Miscellaneous" in the Offer to Purchase (b) the cover page to the Offer to Purchase and (c) Schedules I and II to the Offer to Purchase are incorporated herein by reference.

ITEM 12.      EXHIBITS.

(a)(1)(A)   Offer to Purchase

(a)(1)(B)   Letter of Transmittal

(a)(1)(C)   Notice of Guaranteed Delivery

(a)(1)(D) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(E) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees

(a)(1)(F) Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

(a)(5)(A) Text of Press Release, dated May 17, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser May 17, 2001)

(a)(5)(B) Text of Press Release, dated June 27, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser June 27, 2001)

(a)(5)(C) Text of Press Release, dated July 13, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser July 13, 2001)

(a)(5)(D)   Text of Press Release, dated July 25, 2001, issued by SIRSI
            Corporation

(a)(5)(E) Summary newspaper advertisement, dated July 25, 2001, as published in The Wall Street Journal.

      (b)   Commitment letter, dated as of July 24, 2001

      (c)   not applicable

   (d)(1)   Agreement and Plan of Merger, dated as of May 16, 2001*

   (d)(2)   Amendment to the Agreement and Plan of Merger, dated as of June 27,
            2001

   (d)(3) Second Amendment to the Agreement and Plan of Merger, dated as of July 12, 2001

   (d)(4) Third Amendment to the Agreement and Plan of Merger, dated as of July 24, 2001, including the Form of Bridge Note

   (d)(5)   Support Agreement, dated as of May 16, 2001*

   (d)(6)   Employment and Consulting Agreement, dated as of May 16, 2001*

   (d)(7)   Confidentiality Agreement, dated as of February 5, 2001

   (d)(8)   Amendment to Confidentiality Agreement, dated as of July 10, 2001

            * Incorporated by reference to Schedule 13D filed by Purchaser May 25, 2001



ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                              /s/ Patrick Sommers
                -------------------------------------------------
                                   (Signature)


                Patrick Sommers, President and Chief Executive Officer
                ------------------------------------------------------
                                (Name and Title)

                                  July 25, 2001
                -------------------------------------------------
                                     (Date)

EXHIBIT INDEX


EXHIBIT NUMBER    EXHIBIT DESCRIPTION

(a)(1)(A)         Offer to Purchase

(a)(1)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(E) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees

(a)(1)(F) Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients

(a)(5)(A) Text of Press Release, dated May 17, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser May 17, 2001)

(a)(5)(B) Text of Press Release, dated June 27, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser June 27, 2001)

(a)(5)(C) Text of Press Release, dated July 13, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser July 13, 2001)

(a)(5)(D) Text of Press Release, dated July 25, 2001, issued by DRAI and SIRSI Corporation

(a)(5)(E) Summary newspaper advertisement, dated July 25, 2001, as published in The Wall Street Journal.

      (b)         Commitment Letter, dated as of July 24, 2001

      (c)         not applicable

   (d)(1)         Agreement and Plan of Merger, dated as of May 16, 2001*

   (d)(2) Amendment to the Agreement and Plan of Merger, dated as of June 27, 2001

   (d)(3) Second Amendment to the Agreement and Plan of Merger, dated as of July 12, 2001

   (d)(4) Third Amendment to the Agreement and Plan of Merger, dated as of July 23, 2001, including the Form of Bridge Note

   (d)(5)         Support Agreement, dated as of May 16, 2001*

   (d)(6)         Employment and Consulting Agreement, dated as of May 16, 2001*

   (d)(7)         Confidentiality Agreement, dated as of February 5, 2001

   (d)(8)         Amendment to Confidentiality Agreement, dated as of July 10,
                  2001


                  * Incorporated by reference to Schedule 13D filed by Purchaser May 25, 2001